FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:  Biogen Idec collaboration dated 05 February 2004

Embargoed for release at 07:00

5th February 2004

CELLTECH GROUP PLC

CELLTECH AND BIOGEN IDEC ANNOUNCE AUTOIMMUNE DISEASE COLLABORATION

Celltech Group plc (LSE: CCH; NYSE: CLL) and Biogen Idec (NASDAQ: BIIB) announce that they have entered into a collaboration for the research, development and commercialisation of antibodies against the CD40 ligand (CD40L) protein for the treatment of autoimmune diseases.

The CD40L protein is a key regulator of antibody-mediated immune responses. Blocking the interaction between CD40L on T cells and CD40 on B cells has been shown to reduce excessive antibody production and may help restore normal immune response in patients with a variety of autoimmune-related conditions, including lupus, rheumatoid arthritis, multiple sclerosis and inflammatory bowel disease. Celltech and Biogen Idec have developed complementary fields of expertise in this area of research and development.

Under the terms of the agreement, both parties will contribute CD40L know-how. Celltech will be responsible for the identification and engineering of new high affinity antibodies against CD40L and will pay all development costs until the end of Phase I human safety testing. Following completion of Phase I, Biogen Idec has an option to co-invest in the ongoing development of products. In this case, the companies will jointly develop and commercialise products and will share costs and profits. Alternatively, if Biogen Idec does not exercise its option, Celltech may elect to take the programme forward independently and continue to develop and market products on an exclusive, worldwide basis. Biogen Idec would then receive royalties based on sales achieved by Celltech.

Dr. Melanie Lee, Research and Development Director for Celltech, commented: "We are delighted to have entered this collaboration with Biogen Idec, a global leader in advanced biotechnology products. Celltech is committed to accessing a continuous flow of high quality targets, in particular those with a high degree of validation. The CD40L programme fits Celltech's strengths in autoimmune and inflammatory diseases, and we hope to demonstrate the flexibility of our antibody engineering technologies in addressing a challenging disease target."

Dr. Burt Adelman, Executive Vice President, Development for Biogen Idec, commented: "We believe CD40L is an exciting target for the treatment of a wide range of autoimmune diseases. The combination of Biogen Idec's expertise in CD40L biology and Celltech's antibody technology platform, together with both companies leading position in the treatment of autoimmune disease, will significantly advance scientific progress in this area."

About Celltech
Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an innovative development pipeline funded by its profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

About Biogen Idec
Biogen Idec creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

Celltech and Biogen Idec desire to take advantage of the 'Safe Harbor' provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward-looking statements contained within this press release. In particular certain statements with regard to the ability to generate therapeutic antibody candidates targeting CD40L, and expectations about the therapeutic potential of antibody-based products targeting CD40L are forward-looking in nature. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Drug development generally involves a high degree of risk. For example, the effectiveness of products arising from this collaboration in humans may not be as expected or may not be consistent with the scientific rationale or there may be safety issues, unexpected technical or manufacturing hurdles and intellectual property disputes. Other factors that could affect these forward-looking statements are described in reports filed with the US Securities and Exchange Commission by Celltech, Biogen Idec, and Biogen, Inc.. The forward-looking statements included in this document represent the Companies best judgment as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The companies disclaim any obligation to update these forward-looking statements.

Celltech Contacts:

Peter Allen	Deputy CEO and CFO	(44) (0)1753 534655
Richard Bungay	Director of Corporate Communications

Jon Coles	Brunswick (London)	(44) (0)20 7404 5959
Wendel Carson	Brunswick (London)

Biogen Idec Contacts:

Elizabeth Woo	Senior Director, Investor Relations	(1) (617) 679-2812
Tim Hunt	Director, Public Affairs	(1) (617) 914-6524

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 05 February, 2004